UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Completion on Merger and Acquisition of POSCO P&S

On February 1, 2019, POSCO completed the transaction of merger and acquisition of POSCO P&S. The type of merger is small-scale merger, which is based on the Article 527-3 of the Korean Commercial Act (“KCA”).

<Timeline>

Resolution on merger decision(The Board of Directors)	August 22, 2018
Notice date for closing of the Register of Shareholders	August 22, 2018
Conclusion of a contract	August 23, 2018
Record date for closing of the Register of Shareholders	September 6, 2018
Period for Closing of the Register of Shareholders	September 7, 2018~September 13, 2018
Period for Receiving Shareholders’ Objection on merger	September 6, 2018~September 20, 2018
Resolution on merger approval(The Board of Directors)	November 3, 2018
Period for Receiving Creditors’ Objection on merger	November 5, 2018~ December 31, 2018
Date of merger	January 1, 2019
Issuance Date of new shares (Treasury shares)	January 7, 2019
Notice of completion of merger (Approval Date of the Board of Directors)	January 30, 2019
Registration Date of merger	February 1, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: February 1, 2019	By	/s/ Lim, Seung-Kyu
(Signature)
	Name:	Lim, Seung-Kyu
	Title:	Executive Vice President